SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In October 2023:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				10,858,139
ADR		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	23,100	12.90	297,990.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	16.000	12.91	206,560.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	900	12.92	11,628.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	14,500	12.93	187,485.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	54,800	12.94	709,112.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	81,600	12.95	1,056,720.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	28,000	12.96	362,880.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	30,800	12.97	399,476.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	307,200	12.98	3,987,456.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	55,800	12.99	724,842.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	22,800	13.00	296,400.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	18,300	13.01	238,083.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	45,200	13.02	588,504.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	68,600	13.03	893,858.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	130,400	13.04	1,700,416.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	601,200	13.05	7,845,660.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	57,700	13.06	753,562.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	327,900	13.07	4,285,653.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	5,700	13.08	74,556.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	600	13.09	7,854.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	108,900	13.19	1,436,391.00
Shares	Common	UBS	Buy - Plan of Shares Acquisition	06	1,000,000	13.20	13,200,000.00
			Total Saídas		3,000,000		39,265,086.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares	Common	13,858,139
ADR	Common	0.00

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer